                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F
                   -----           ------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes       No   X
             -----    -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated March 25, 2002, announcement regarding posting of circular re: sale of Southern Water.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             /s/  Scottish Power plc
                                             -----------------------------
                                             (Registrant)

Date March 26, 2002                     By:  /s/ Alan McCulloch
     --------------                          -----------------------------
                                             Alan McCulloch
                                             Assistant Company Secretary
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                             [LOGO] ScottishPower


FOR IMMEDIATE RELEASE
---------------------
                              Contacts:     Andrew Jamieson
                                            ScottishPower, (Glasgow, Scotland)
                                            +44 (0)141 636 4527
                                            - or -
                                            Bob Hess
                                            ScottishPower (Portland, Oregon)
                                            +1 503 813 7234
                                            - or -
                                            Brian Rafferty
                                            Taylor Rafferty
                                            +1 212 889 4350


Posting of circular re sale of Southern Water
---------------------------------------------

GLASGOW - March 25, 2002 - Further to the announcement issued on March 8, 2002 regarding the proposed sale of Southern Water, ScottishPower (NYSE: SPI), a leading international utility, announces that a circular relating to the sale has been posted to shareholders today.

ScottishPower has convened an extraordinary general meeting for 11.00 a.m. on April 11, 2002 to seek approval for the sale.

Notes:

ScottishPower's ADS, equivalent to four ordinary shares, trades on the New York Stock Exchange under the symbol SPI. ScottishPower's ordinary shares trade on the London Stock Exchange. Prices may be accessed on Bloomberg under the symbols SPI and SPW LN, on the Reuter Equities 2000 Service under SPI.N and SPW.L and on Quotron under SPWU.EU.



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